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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                 CRIIMI MAE Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                          (Title of Class of Securities)

                                   226603 10 8
            --------------------------------------------------------
                                 (CUSIP Number)
   William B. Dockser                       Robert B. Hirsch, Esq.
   11200 Rockville Pike                     ARENT FOX KINTNER PLOTKIN & KAHN
   Rockville, Maryland 20852                1050 Connecticut Ave., N.W.
   301/231-0382                             Washington, D.C. 20036  202/857-6235
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 30, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  226603 10 8                 13D                 Page  2  of 45 Pages

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 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

          William B. Dockser
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 (2) Check the Appropriate Box if a Member of a Group*                (a)  / /
                                                                      (b)  / /

          not applicable
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 (3) SEC Use Only


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 (4) Source of Funds*

          00
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /

          not applicable
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 (6) Citizenship or Place of Organization

          United States
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                              (7) Sole Voting Power
   NUMBER OF
                                     1,508,989
    SHARES                   ---------------------------------------------------
                              (8) Shared Voting Power
  BENEFICIALLY
                                         2,767
    OWNED BY                 ---------------------------------------------------
                              (9) Sole Dispositive Power
     EACH
                                     1,508,989
   REPORTING                 ---------------------------------------------------
                              (10) Shared Dispositive Power
    PERSON
                                         2,767
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       1,557,099 (including 45,343 shares owned by Mr. Dockser's spouse)
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /


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(13) Percent of Class Represented by Amount in Row (11)

       5.3%
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(14) Type of Reporting Person*

       IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $0.01 per share ("Common Shares"), of CRIIMI MAE Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 Rockville Pike, Rockville, Maryland 20852.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a) and (b) This Statement is filed by William B. Dockser, a natural person whose business address is 11200 Rockville Pike, Rockville, Maryland 20852.

     (c) Mr. Dockser is Chairman of the Board, a director and employee of CRIIMI MAE Management, Inc., a Maryland corporation and a wholly owned subsidiary of the Issuer ("CRIIMI Management"), as well as Chairman of the Board and a director of the Issuer. Mr. Dockser is also Chairman and 50% owner of CRI, Inc., a Delaware corporation ("CRI"), which engages in real estate investment activities.

     (d) and (e) Mr. Dockser has not been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has Mr. Dockser been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Dockser is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Dockser is a party to an Agreement and Plan of Merger, dated as of April 20, 1995, as amended as of June 20, 1995 (the "Merger Agreement"), pursuant to which, on June 30, 1995 (the "Closing Date"), CRICO Mortgage Company, Inc., a Delaware corporation, CRI/AIM Management, Inc., a Delaware corporation and CRI Acquisition, Inc., a Maryland corporation, each owned 50% by Mr. Dockser, were merged with and into CRIIMI Management (the "Merger"). As part of the consideration paid in the Merger, on the Closing Date Mr. Dockser was issued 1,325,419 Common Shares (the "Merger Shares") and options to purchase
(i) 1,000,000 Common Shares at a per share price of $9.77 and (ii) 500,000 Common Shares at a per share price of $12.27. The options vest in equal installments on the first five anniversaries of the Closing Date. The Merger Agreement, designated Exhibit 1 to this Statement, is incorporated herein by reference.

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     Mr. Dockser owns an additional 231,680 Common Shares, including (i)
100,920 Common Shares which he acquired with his own funds through purchases on the open market between November 1989 and November 1994 for an aggregate purchase price of $893,157.50; (ii) 82,650 Common Shares issued to him in 1989 pursuant to a merger between the Issuer and each of CRI Insured Mortgage Investments Limited Partnership, CRI Insured Mortgage Investments II, Inc. and CRI Insured Mortgage Investments III Limited Partnership (the "1989 Merger");
(iii) 2,767 Common Shares owned by CRI and acquired by it in the 1989 Merger;
(iv) 28,100 Common Shares owned by Mr. Dockser's spouse, Saundra L. Dockser, which she acquired with her own funds through purchases on the open market between May 1990 and December 1994 for an aggregate purchase price of $242,562.50; and (v) 17,243 Common Shares issued to Mrs. Dockser in the 1989 Merger.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Dockser acquired the Merger Shares for investment purposes, pursuant to the Merger, as a result of which the Issuer became a fully integrated, self-administered and self-managed mortgage investment, advisory, servicing and origination real estate investment trust.

     Pursuant to the Merger Agreement, on June 30, 1995 Mr. Dockser and certain other persons entered into a Registration Rights and Lock-Up Agreement whereby
(i) the Issuer granted to such parties certain demand, piggy-back and shelf registration rights with respect to certain Common Shares, including the Merger Shares in the case of Mr. Dockser, and (ii) such parties agreed, except in limited circumstances, not to transfer certain Common Shares, including the Merger Shares in the case of Mr. Dockser, for a period ending on the earlier of
(a) June 30, 1998 or (b) the date the employment of any such party terminates, unless such termination is for cause (as defined) or is the result of voluntary resignation. A copy of the Registration Rights and Lock-Up Agreement is attached hereto as Exhibit 2 and incorporated herein by this reference.

     Pursuant to the Merger Agreement, Mr. Dockser agreed not to acquire ownership of any additional Common Shares to the extent that after such acquisition he would have ownership in the aggregate of more than 9.8% of the outstanding Common Shares. Mr. Dockser further agreed that any such additional Common Shares would be deemed "Excess Shares" as defined in Article Eighteenth of the Issuer's Articles of Incorporation and would be subject to the treatment prescribed therein for Excess Shares. A copy of this agreement (the "Stock Restriction Agreement") is attached hereto as Exhibit 3 and incorporated herein by this reference.

     Subject to the foregoing, Mr. Dockser reserves the right to purchase additional securities of the Issuer or to sell some or all of the Common Shares owned by him at any time in private or market transactions depending on market conditions, his evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities

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available to Mr. Dockser, prospects for Mr. Dockser's own businesses, general economic conditions, money and stock market conditions and other further developments.

     Except as described herein and in Item 6, and except for plans or proposals of the Issuer in which Mr. Dockser may participate in his capacity as an officer and director of the Issuer, Mr. Dockser has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present Board of Directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Dockser beneficially owns 1,557,099 Common Shares, representing approximately 5.3% of the outstanding Common Shares as of June 30, 1995.

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     (b)(i)  Mr. Dockser has the sole power to vote and dispose of 1,508,989
Common Shares.

       (ii) Mr. Dockser shares the power to vote and dispose of the 2,767 Common Shares owned by CRI with H. William Willoughby, the other 50% stockholder of CRI. To the best of Mr. Dockser's knowledge, the following information is responsive to Item 2 with respect to Mr. Willoughby. Mr. Willoughby's business address is 11200 Rockville Pike, Rockville, Maryland 20852. Mr. Willoughby is President, Secretary, a director and employee of CRIIMI Management; President, Secretary and a director of the Issuer; and President, Secretary and a director of CRI. Mr. Willoughby has not been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has Mr. Willoughby been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Willoughby is a citizen of the United States.

      (iii) Mr. Dockser's spouse has the sole power to vote and dispose of the 45,343 Common Shares owned by her.

     (c) Other than as described in Item 3, no transactions in Common Shares by Mr. Dockser were effected during the sixty days prior to the date of this Schedule.

     (d) As the other 50% stockholder of CRI, Mr. Willoughby shares with Mr. Dockser the right to receive dividends from, and the proceeds from the sale of, the 2,767 Common Shares owned by CRI. In addition, Mr. Dockser's spouse has the sole right to receive dividends from, and the proceeds from the sale of, the 45,343 Common Shares owned by her. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares owned by Mr. Dockser.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER.
          -------------------------------------------

     The information contained in Item 3 of this Statement with respect to the Merger Agreement and in Item 4 of this Statement with respect to the Registration Rights and Lock-Up Agreement and the Stock Restriction Agreement is incorporated herein by this reference.

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     Pursuant to the Merger Agreement, Mr. Dockser and the Issuer entered into an Option Agreement dated June 30, 1995 pursuant to which the Issuer granted to Mr. Dockser options to purchase (i) up to 1,000,000 Common Shares for a per share purchase price of $9.77 (i.e., $1.50 per share more than the aggregate average of the high and low sales prices of a Common Share during the ten trading days immediately preceding June 30, 1995 (the "Trading Price")) and (ii) up to 500,000 Common Shares for a per share purchase price of $12.27 (i.e., $4.00 per share more than the Trading Price). Such options vest annually in 20% increments commencing June 30, 1996 and expire on the close of business on June 29, 2003. A copy of the Option Agreement is attached hereto as Exhibit 4 and incorporated herein by this reference.

     Except as described herein or in Items 3 and 4, Mr. Dockser does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares owned by him, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1(a) --   Merger Agreement.(1)
     Exhibit 1(b) --   First Amendment to Agreement and Plan of Merger dated as
                       of June 20, 1995.
     Exhibit 2    --   Registration Rights and Lock-Up Agreement.
     Exhibit 3    --   Stock Restriction Agreement.
     Exhibit 4    --   Option Agreement.










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(1)     Pursuant to Rule 12b-32(a) under the Securities Exchange Act of 1934, as amended, the Merger Agreement dated as of April 20, 1995 is incorporated herein by reference to Appendix A of the Issuer's definitive proxy statement (file no. 1-10360) filed with the Securities and Exchange Commission on April 26, 1995.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: July 10, 1995                          // William B. Dockser //
                                             ------------------------
                                                William B. Dockser

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EXHIBIT LIST


     Exhibit 1(a) --   Merger Agreement(1)

     Exhibit 1(b) --   First Amendment to Agreement and Plan of Merger dated as
                       of June 20, 1995

     Exhibit 2    --   Registration Rights and Lock-Up Agreement

     Exhibit 3    --   Stock Restriction Agreement

     Exhibit 4    --   Option Agreement






- --------------------
(1) Pursuant to Rule 12b-32(a) under the Securities Exchange Act of 1934, as amended, the Merger Agreement dated as of April 20, 1995 is incorporated herein by reference to Appendix A of the Issuer's definitive proxy statement (file no. 1-10360) filed with the Securities and Exchange Commission on April 26, 1995.